November 20, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento
Mary Beth Breslin
Tara Harkins
Lynn Dicker

Re:	AbCellera Biologics Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted November 6, 2020
CIK No. 0001703057

Ladies and Gentlemen:

This letter is being submitted on behalf of AbCellera Biologics Inc. (the “Company”) in response to comments contained in the letter dated November 19, 2020 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Carl L. G. Hansen, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Amendment No. 1 to the Draft Registration Statement on Form S-1 that was submitted on November 6, 2020. The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please revise to disclose here, as you do in the Business section, that Lilly recently terminated its Phase 3 ACTIV-3 clinical trial evaluating the efficacy of LY-CoV555 in hospitalized COVID-19 patients and the reason why the trial was terminated. Please also revise your disclosure here and in the Business section regarding the BLAZE-1 study to specify how many patients were tested in the “limited population.” Please also revise the disclosure on page 20 to explain what you mean by an “updated dataset” and how, if at all, that contributed to the termination of the Phase 3 ACTIV-3 clinical trial.

United States Securities and Exchange Commission

November 20, 2020

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 3, 20 and 112 to note that Eli Lilly and Company (“Lilly”) recently terminated its Phase 3 ACTIV-3 clinical trial and the reason for such termination. The Company has further revised its disclosures on pages 3 and 112 to specify how many patients were tested in the part of the BLAZE-1 study described in the Registration Statement. The Company has also removed the reference to updated dataset on page 20 and replaced such disclosure with a more specific discussion of the reason for why the ACTIV-3 clinical trial was terminated.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statement

Note 4. Preliminary Estimated Purchase Price, page 80

2.

We note that you recorded $21.8 million for the estimated fair value of earn-out payments related to a specific customer license ending on April 9, 2024. Please revise to disclose how you determined the fair value of these earn-out payments and the underlying significant assumptions.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 80 of the Amendment to disclose the determination of the fair value of the earn-out payments and underlying significant assumptions.

Note 5. Preliminary Fair Value Estimate of Purchase Price Allocation to Assets Acquired and Liabilities, page 81

3.	Please revise to disclose how you determined the estimated fair values and related useful lives of the intangible assets acquired including the underlying significant assumptions.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 81 of the Amendment to disclose the determination of the fair values and related useful lives of the intangible assets acquired including the underlying significant assumptions.

Note 9—Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Income (Loss) for the Year Ended December 31, 2019, page 82

4.

We note that adjustment [9C] is to move the expenses related to the transaction into the year ended December 31, 2019 and reflect the additional transaction expenses expected to be incurred to complete the transaction. Please clarify how this adjustment meets the expected to have a continuing impact criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have voluntarily complied with Release No. 33-10786 in advance of its mandatory compliance date and have previously included such disclosure on page 73. Accordingly, the Company has reflected the additional transaction expenses at the beginning of the fiscal year presented. The Company has also previously included disclosure on page 79 that the expected additional transaction expenses are non-recurring.

United States Securities and Exchange Commission

November 20, 2020

Business

Our Partnership Deals, page 122

5.

We note your revision in response to prior comment 11. Please state the aggregate milestone payment, rather than a range. We further note your disclosure that for COVID-19 targets you are eligible to receive royalties in the low double digits based on sales. Please revise your disclosure to narrow the royalty range to no more than ten percentage points.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 88 and 124 accordingly.

Patent Portfolio

UBC License, page 142

6.

We note your revisions in response to prior comment 12 regarding the UBC license as well as the UNC and Stanford licenses. Please revise to state, for each license, when the last-to-expire patent is scheduled to expire.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 142 through 144 accordingly to disclose the expected expiration dates of the last-to-expire patents covered by such licenses.

Trianni, page 144

7.	Please revise to disclose the type of patent protection you have (composition of matter, use or process), the expiration dates and the applicable jurisdictions.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 144 and 145 accordingly.

Commercial, page 145

8.

We note your response to our prior comment 14. Please tell us why you believe that the loss of a customer who accounted for 21% of revenue during the nine months ended September 30, 2020 would not have a material adverse effect on you and your subsidiaries taken as a whole.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as discussed elsewhere in the Registration Statement, the Company believes that the long-term value of its business will be driven by downstream milestone and royalty payments rather than up-front fixed fees. The Company’s contract with the customer in question does not feature such downstream payments. The Company also advises the Staff that its agreement with such customer is due to expire in the near future in accordance with its terms. As a result, while such customer accounted for a meaningful percentage of revenue in the period ended September 30, 2020, the Company does not expect payments from such customer to represent a significant percentage of revenue in future periods. For the foregoing reasons, the Company does not believe that the loss of such customer would have a material adverse effect on the Company and its subsidiaries taken as a whole.

United States Securities and Exchange Commission

November 20, 2020

Index to Consolidated Financial Statements

Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements, page F-33

9.

We note your response to comment 20. Please revise the notes to your condensed consolidated financial statements to disclose you acquired these assets during the nine months ended September 30, 2020 and to provide disclosures similar to the information provided within your response.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page F-44 to disclose that it acquired these assets during the nine-months ended September 30, 2020 with consistent information to that provided in the Company’s previous response.

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United States Securities and Exchange Commission

November 20, 2020

If you require additional information, please telephone the undersigned at (650) 752-3333.

Sincerely,

/s/ Deepa M. Rich

Deepa M. Rich

Enclosures:

cc:	Carl L. G. Hansen, Ph.D., AbCellera Biologics Inc.
Andrew Booth, AbCellera Biologics Inc.
Tryn Stimart, AbCellera Biologics Inc.
Sam Zucker, Goodwin Procter LLP
James Xu, Goodwin Procter LLP
Joseph Garcia, Blake, Cassels & Graydon LLP
Charles Kim, Cooley LLP
Kristin VanderPas, Cooley LLP

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